

November 10, 2011

Via E-mail
Martin Shkreli
Chief Investment Officer
MSMB Capital Management LLC
330 Madison Avenue
6th Floor
New York, NY 10017

> **Re:** **AMAG Pharmaceuticals, Inc. ("AMAG" or "the Company")**
> **Preliminary Consent Statement on Schedule 14A filed November 2, 2011**
> **Filed by MSMB Capital Management LLC, et al.**
> **File No. 001-10865**

Dear Mr. Shkreli:

We have reviewed the above listed filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

Schedule 14A – Preliminary Consent Statement

General

1. We note that you have made statements in your consent solicitation that appear to directly or indirectly impugn the character, integrity or personal reputation of AMAG's management and board of directors, all without adequate factual foundation. The following problematic statements are representative of those that appear in your consent solicitation:

   - "…the Company Board *did not realize, or decided not to disclose* to the Company Stockholders that Dr. Pereira and Mr. Paul Berns, the President and Chief Executive Officer of Allos, had a long-standing friendship and pre-existing relationship and that

> Mr. Berns approached Dr. Pereira after neither Allos nor its financial adviser could find a buyer….” (page ii);

- “The Company Board also demonstrated *its unwillingness to protect or prioritize the interests of its stockholders* when on August 8, 2011, it rejected MSMB's all-cash offer of $18.00 per share…without discussing the Proposed Offer with MSMB.” (page ii); and

- “The Company Board has demonstrated *a propensity to conduct business based on personal relationships* rather than based on maximizing shareholder value, as evidenced by the failed Proposed Merger with Allos and the excessive compensation paid to Dr. Pereira despite the Company's poor performance.” (page ii).

Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

2. A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Also, please characterize certain statements as your opinion or belief and provide support for the following:

   - statement that the Company indicated in an October 21, 2011 analyst conference call that it "intends to pursue acquisitions similar to Allos"; and
   - statement that the Nominees are "capable of undertaking steps to maximize stockholder value on an expedited basis."

3. On pages ii, 3 and 15 of your filing, please revise your blanket statement that the Company missed its performance goals to clarify that the Company did not meet its Feraheme net sales goals. We note that the Compensation Committee also stated that the Company met or exceeded other 2010 Board approved performance goals, particularly with respect to indication and market expansion.

Background of the Written Consent Solicitation, page 11

4. We note the disclosure in the second to last paragraph of this section that the Proposed Offer would be subject to a number of conditions, including the termination of the Merger Agreement. Please revise this statement to reflect the Company's termination of the merger agreement with Allos.

5. Similarly, please revise the disclosure in the last paragraph of this section that if MSMB fails to obtain financing, it would be unable to proceed with the Proposed Offer and consequently, the Company may remain independent of both MSMB and Allos.

The Nominees, page 16

6. Please name the private consulting firm at which Dr. Rheinstein works.

*   *   *

Please direct any questions to Nandini Acharya at 202.551.3495 or to me at 202.551.3444. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Evan L. Greebel, Esq.
        Katten Muchin Rosenman LLP
        575 Madison Avenue
        New York, NY 10022-2585